UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2010

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.
(Name of registrant)

61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BBV VIETNAM S.E.A. ACQUISITION CORP. (“BBV” OR THE “COMPANY”) CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY REGARDING, AMONG OTHER THINGS, THE COMPANY’S PROPOSED BUSINESS COMBINATION WITH MIGAMI, INC. (THE “BUSINESS COMBINATION”), ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE THE BUSINESS COMBINATION; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING THE BUSINESS COMBINATION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING THE BUSINESS COMBINATION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING THE BUSINESS COMBINATION.

THE COMPANY INTENDS TO FILE WITH THE SEC A PROXY STATEMENT AS AN EXHIBIT TO A FORM 6-K INTERIM REPORT IN CONNECTION WITH THE BUSSINESS COMBINATION (THE “PROXY STATEMENT”), AND WILL MAIL THE PROXY STATEMENT TO HOLDERS OF RECORD OF ITS SHARES AS OF A DATE TO BE DETERMINED BY THE BOARD OF DIRECTORS OF THE COMPANY. SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE BUSINESS COMBINATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S FINAL PROSPECTUS, DATED FEBRUARY 8, 2008, ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED BUSINESS COMBINATION. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE, WITHOUT CHARGE, AND THE COMPANY’S OTHER FILINGS WITH THE SEC, AT THE SEC’S WEBSITE (www.sec.gov), BY MAILING A REQUEST TO BBV VIETNAM S.E.A. ACQUISITION CORPORATION, 61 HUE LANE, HAI BA TRUNG DISTRICT, HANOI, VIETNAM, ATTENTION: SECRETARY, BY CONTACTING ADVANTAGE PROXY, 24925 13TH PLACE SOUTH, DES MOINES, WASHINGTON 98198, TOLL FREE (877) 870-8565, OR AT THE COMPANY’S WEBSITE (www.bantrybay.net).

THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING AND OTHER ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S INITIAL BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF THE BUSINESS COMBINATION. ACCORDINGLY, STOCKHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND BUSINESS COMBINATION. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT AND OTHER MATERIALS FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON THE COMPANY’S WEBSITE IS NOT, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS REPORT OR INCORPORATED IN FILINGS THE COMPANY MAKE WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR WILL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Entry Into a Material Definitive Agreement

On February 27, 2010, a Merger Agreement and Plan of Reorganization (the “Agreement”) was entered into by and among BBV Vietnam S.E.A. Acquisition Corp., a Republic of the Marshall Islands corporation (“BBV” or the “Company”), BBV Sub, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of BBV (“BBV Sub”), Migami, Inc., a Nevada corporation (“Migami”) and Pharmanite, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Migami (“Migami Sub”).

Acquisition of Migami; Acquisition Consideration

Concurrently with the closing of the transactions contemplated in the Agreement, Migami will contribute all of its assets and liabilities into Migami Sub, whereupon Migami Sub will merge (the “Merger”) with and into BBV Sub, with Migami Sub as the surviving company (the “Surviving Company”).  As a result of the Merger, the Surviving Company will become a wholly owned subsidiary of BBV and Migami will be issued 9,706,250 shares of BBV common stock (the “Merger Consideration”).  We refer to the Merger and related transactions as the “Acquisition.”  The Merger Consideration represents approximately 60% of the issued and outstanding shares of BBV without giving effect to the conversion in connection with the extension of the period in which BBV may complete a business combination of approximately 23.79% of the publicly traded shares into the right to receive such stockholder’s pro rata portion of BBV’s trust account formed for the benefit of BBV’s public stockholders in connection with BBV’s initial public offering (the “Trust Account”) or any additional potential conversions in connection with the Acquisition, and its related transactions.

Representations and Warranties

In the Agreement, Migami and Migami Sub make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) proper corporate organization and similar corporate matters; (b); subsidiaries; (c) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (d) required consents and approvals; (e) absence of conflicts; (f) financial information and Securities and Exchange Act of 1934 registration; (g) absence of certain changes or events; (h) absence of undisclosed liabilities; (i) compliance with laws; (j) regulatory agreements and permits; (k) litigation; (l) restrictions of business activities; (m) material contracts; (n) ownership of intellectual property; (o) employment and labor matters; (p) taxes and returns; (q) brokers; (r) title to assets and properties; (s) environmental matters; (t) transactions with affiliates; (u) insurance; (v) corporate books and records; (w) information supplied for inclusion in Securities and Exchange Commission (“SEC”) filings; (x) absence of illegal payments and compliance with foreign corrupt practices laws; (y) customers and suppliers; and (z) Merger Consideration transfer restrictions.

In the Agreement, BBV and BBV Sub makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) capital structure; (c) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (d) government approvals; (e) absence of violations of organizational documents; (f) SEC filings and financial statements; (g) absence of undisclosed liabilities; (h) compliance with laws; (i) regulatory agreements and permits; (j) absence of certain changes or events; (k) taxes and returns; (l) restrictions of business activities; (m) employment and labor matters; (n) material contracts; (o) litigation; (p) transactions with affiliates; (q) Investment Company Act; (r) books and records; (s) brokers; (t) information supplied for inclusion in SEC filings; (u) Trust Account; (v) intellectual property and real property; (w) environmental matters; (x) insurance; (y) bankruptcy; (z) OTCBB quotation; (aa) registration; (bb) foreign private issuer status; and (cc) matters relating to BBV Sub.

Conduct Prior to Closing; Covenants

Each of the parties have agreed to continue to operate their business in the ordinary course prior to the closing (with certain exceptions) and not to take certain specified actions without the prior written consent of BBV, in the case of Migami and Migami Sub, or Migami, in the case of BBV and BBV Sub.

The Agreement also contains covenants of the parties, including covenants providing for:

•	The convening of a BBV stockholder meeting, and related matters, for the approval of the Acquisition;

•
The convening of a BBV warrantholder meeting, and related matters, for the approval of certain changes to the warrant agreement governing the rights and obligations of public warrantholders (although a formal decision to convene such warrantholder meeting has not been made and BBV and Migami may elect to waive this covenant);

•	The granting of access to the other parties’ company records and information;

•	No solicitation of alternative acquisition proposals, subject to certain conditions;

•	Migami’s participation in any stockholder litigation against BBV;

•	A market standoff by BBV’s current and former officers and directors;

•	The lock-up of the Merger Consideration for a period of twelve (12) months following the Merger;

•	The granting of tag-along rights to BBV’s founding stockholders should Migami be permitted and elect to transfer all or any portion of the Merger Consideration;

•	The granting of a tax indemnification by Migami for any unpaid taxes existing prior to the date of the Agreement; and

•	Certain other customary covenants of the parties.

Conditions to Closing

General Conditions

Consummation of the Agreement and the Acquisition is conditioned on (a) holders of a majority of BBV’s shares approving the business combination in accordance with its Amended and Restated and Articles of Incorporation, with holders of less than 30% of BBV’s public shares on a cumulative basis voting against (i) the Acquisition and (ii) the proposal to extend the Company’s existence at the special meeting of BBV stockholders held on February 12, 2010, and in each case properly exercising their rights to convert such public shares to cash; (b) receipt of the required approval of warrantholders, if a warrant restructuring is desired by BBV and Migami; (c) compliance with applicable laws and the absence of new applicable laws; (d) delivery of updated disclosure schedules; (e) the absence of litigation (other than what is previously disclosed); (f) the amendment of BBV’s constituent documents; and (g) BBV’s continued listing on the OTCBB.

BBV’s Conditions to Closing

The obligations of BBV and BBV Sub to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things: (a) the representations and warranties of Migami and Migami Sub shall be true on and as of the date of the Agreement and closing date (subject to updating of disclosure schedules and financial statements as provided for in the Agreement), and each of Migami and Migami Sub shall have complied with all required covenants in the Agreement; (b) delivery of customary officer and secretary certificates; (c) the absence of a material adverse effect; (d) the delivery of a legal opinion by Migami’s counsel; and (e) the delivery of a fairness opinion by Caris & Company.

Migami’s Conditions to Closing

The obligations of Migami and Migami Sub to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things: (a) the representations and warranties of each of BBV and BBV Sub shall be true on and as of the date of the Agreement and closing date, and each of BBV and BBV Sub shall have complied with all required covenants in the Agreement; (b) delivery of customary officer and secretary certificates; (c) the absence of a material adverse effect; (d) the delivery of a legal opinion by BBV’s counsel; (e) the termination of BBV’s affiliate transactions; (f) the resignation of BBV’s officers and directors; (g) no change in BBV’s capitalization; (h) the filing of all of BBV’s financial statements; and (i) the amendment of the Registration Rights Agreement entered into in connection with BBV’s initial public offering.

If permitted under applicable law, any party may waive any inaccuracies in the representations and warranties made to such party in the Agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Agreement. However, the condition requiring that the holders of fewer than 30% of BBV’s public shares on a cumulative basis affirmatively voting against (i) the Acquisition and (ii) the proposal to extend the Company’s existence at the special meeting of BBV stockholders held on February 12, 2010, and in each case demand conversion of their shares into cash, may not be waived.

Termination

The Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to BBV’s stockholders, by:

•	mutual written consent of BBV and Migami;

•	either BBV or Migami, upon written notice, if the closing conditions described above have not been satisfied or waived by April 19, 2010;

•	either BBV or Migami, upon written notice, if a governmental authority has enacted a law or order permanently prohibiting the Acquisition;

•
BBV, upon written notice, in the event: (a) there is a breach of any of Migami or Migami Sub’s material representations, warranties, covenants or agreements contained in the Agreement; or (b) certain stockholders of BBV exercise their right to cause BBV to repurchase their shares of BBV, upon a breach by Migami of its obligation to make payments to such stockholders of BBV, in each case if the breach is unable to be cured prior to the earlier of closing or ten (10) days from the date of such notice;

•
Migami, upon written notice, in the event there is a breach of any of BBV or BBV Sub’s material representations, warranties, covenants or agreements contained in the Agreement, if the breach is unable to be cured prior to the earlier of closing or ten (10) days from the date of such notice;

•	BBV, upon written notice, if the closing conditions applicable to it have not occurred by February 8, 2011, provided BBV and BBV Sub are not in material breach of the Agreement;

•	Migami, upon written notice, if the closing conditions applicable to it have not occurred by April 19, 2010, provided Migami and Migami Sub are not in material breach of the Agreement; and

•	BBV, upon written notice, in the event there is a material change in the final Migami disclosure schedules or financial statements.

Effect of Termination

In the event of termination and abandonment by either party, except as set forth below, all further obligations of the parties shall terminate, and no party shall have any right against the other party.

Fees and Expenses

All expenses incurred in connection with the Agreement and the Acquisition on or prior to January 1, 2010, shall be paid by the party incurring such expense, and all expenses incurred on or after January 1, 2010, shall be paid by Migami.  As used in the Agreement, “expenses” means all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of the Agreement, the preparation, printing, filing or mailing of a proxy statement and the solicitation of the required stockholder and warrantholder to approve the Agreement and the Acquisition and all other matters related to the consummation of the Merger, including, payments to certain stockholders of BBV for the payment or repayment of all costs, fees, expenses, indemnities, principal, interest, and all other sums of any nature whatsoever owed by John Park, Migami or BBV pursuant to those certain stock purchase agreements made as of the February 8, 2010 among BBV, Migami and the buyers listed therein.

Unregistered Sales of Equity Securities.

Upon the closing of the Acquisition, an aggregate of 9,706,250 BBV shares will be issued to Migami in connection with the Merger. The BBV shares to be issued to Migami will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), will be issued in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act and Section 506 of Regulation D promulgated thereunder.

Other Events

On February 27, 2010, BBV issued a press release announcing its entry into the Agreement with Migami. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Where to Find Additional Information

BBV is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed Acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The Proxy Statement with respect to the proposed Acquisition will contain risk factor disclosure alerting its stockholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of BBV to provide to its stockholders proxy materials with respect to the proposed Acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

BBV will file with the SEC the Proxy Statement, under cover of a Form 6-K, in connection with the proposed acquisition described herein. Stockholders are urged to carefully read the Proxy Statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about BBV and the proposed Acquisition. Copies of the Proxy Statement and other documents filed by BBV will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to BBV Vietnam S.E.A. Acquisition Corp., c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206-870-8565.

Financial Statement and Exhibits.

Exhibit	Description

10.1	Merger Agreement and Plan of Reorganization, dated February 27, 2010

99.1	Press Release, dated February 27, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the date indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.

By:	/s/ Eric M. Zachs
Eric M. Zachs
President

Date: March 5, 2010